

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2019

Shanglue Xiao
Chairman of the Board of Directors and Chief Executive Officer
Yunji Inc.
15/F, South Building, Hipark Phase 2, Xiaoshan District
Hangzhou 310000
Zhejiang Province
Peoples Republic of China

      Re: Yunji Inc.
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted February 27, 2019
          CIK No. 0001759614

Dear Mr. Xiao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted 2/27/2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 96

1.   Please refer to your accounting policies for revenue recognition, refunds payable to members, and users incentive programs. It appears that members receive units of Yun-coin under three circumstances: when they join as a member (New Member Yun-coins), when they successfully refer a new member (Referral Yun-coins), and from time to time as a form of coupon (Users Incentive Programs). Please confirm our understanding, if true, that these are the only situations under which a member will receive units of Yun-

coin. Additionally, it appears that members receive cash incentives or cash refunds under two circumstances: when members purchase your merchandise (Member-exclusive Discounts) and when members make a successful merchandise referral through their social networks to other users (Referral Incentives). Please confirm our understanding, if true, that these are the only situations under which a member will receive a cash incentive or cash payment. If our understanding is correct, please revise the Business section of your filing beginning on page 111 to more clearly disclose when members receive incentives or other payments made in units of Yun-coin and when they receive incentives or other payments paid in cash.

Business
Our Strategies, page 114

2.   We note your response to comment 2 and believe you should disclose in your filing some of the information contained in your response. Under the heading "Further increase our member base and engagement," you state that you started to open your platform to new members by no longer requiring an invitation to join in order to expand your member base broadly. Please balance this disclosure by also disclosing, if true, that revenue generated from these new members has been immaterial. Additionally, under the heading "Yunji VIP App" on page 119, you indicate that non-members can purchase goods from you through this app rather than through a merchandise referral on a member's social network. Please balance your disclosure by also disclosing, if true, that revenue from product sales to non-members through this app has been immaterial.

Business
Members, page 120

3.   We note your revised disclosure in response to comment 21 that "[f]or each transaction completed from the promotion by a member, such member earns a certain percentage of the listed price." Please expand your disclosure to clarify, how the "certain percentage" is determined and the manner and timing in which the member receives such percentage. For example, please discuss whether or not the percentage of the listed price increases as the number of completed promotions increase.

Our Product Offerings , page 121

4.   We note your response to comment 10 and we reissue our comment in part. Please disclose the main categories of products sold for each of the last three financial years, as required by Item 4.B.1 of Form 20-F. In this regard, we note that your revised disclosure only provides the top three product categories for the nine months ended September 30, 2018.

Description of American Depositary Shares , page 169

5.   We note your revised disclosure in response to comment 13 that your deposit agreement
        contains an irrevocable waiver of jury trial. Please add a separately captioned risk factor
        addressing the impact of your jury trial waiver provision on investors. In doing so,
        disclose (i) that your ADS holders will not be deemed to have waived your or your
        depositary's compliance with U.S. federal securities laws and the rules and regulations
        thereunder; and (ii) the basis for your belief that the provision is enforceable under federal
        law and the law of the State of New York.

Jurisdiction and Arbitration, page 177

6.   We note that your deposit agreement contemplates an arbitration provision, which does
        "not preclude [ADR holders] from pursing claims under the Securities Act or the
        Exchange Act in federal courts." Please revise to state whether or not the arbitration
        provision applies to federal securities law claims.

Consolidated Financial Statements
Note 1. Principal Activities and Organization
(b) History of the Group and Basis of Presentation for the Reorganization, page F-13, page F-13

7.   We have reviewed your response to the first and second bullet points of comment 14.
        Based on your statements of changes in shareholders' deficit and the disclosures in your
        footnotes, it appears that immediately prior to the Reorganization the Initial Ordinary
        Shareholders had contributed an aggregate amount of RMB 1,000, the Former Series Seed
        Beneficiary Owners had contributed an aggregate amount of RMB 50,000 and the Former
        Series A Beneficiary Owners had contributed an aggregate amount of RMB 163,813.
        Please reconcile these relative capital contributions with the equity issuances that were
        made in the Reorganization and your statement that there was no change in the
        shareholders' respective interest as a result of the Reorganization. Please specifically
        address the fact that the Initial Ordinary Shareholders appear to have contributed only
        RMB 1,000 out of total capital contributions of RMB 214,813, or 0.5%, but received
        67.7% of the equity issued in the Reorganization.

8.   We note your response to the third and fourth bullet points of comment 14. Please explain
        to us in more detail why you believe it is appropriate to present the number of ordinary
        shares outstanding on the face of your financial statements based on the number of shares
        that were legally issued and outstanding on a given date, but you believe it is appropriate
        to calculate the number of ordinary shares outstanding for purposes of calculating net loss
        per share by treating the shares issued in the Reorganization similarly to a stock split and
        retrospectively recasting prior periods. To assist us in understanding why you believe
        these differing methodologies are appropriate, please tell us any specific accounting
        literature or SEC guidance you considered when determining that the face of your
        financial statements should reflect share issuances based on the date they were legally

issued and should not recast periods prior to the Reorganization similarly to a stock split. Please separately tell us any specific accounting literature or SEC guidance you considered when determining that your GAAP calculation of net loss per share should retrospectively recast periods prior to the Reorganization in a manner similar to a stock split.

General

9.   In an appropriate place in your disclosure about the features of Yun-coin, please disclose, if true, that Yun-coin are not transferable and may not fluctuate in value.

  You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Consumer Products